UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                 August 29, 2006

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                           PETROLEUM GEO-SERVICES ASA
             (Exact name of registrant as specified in its charter)


                      STRANDVEIEN 4, N-1325 LYSAKER, NORWAY
                    (Address of principal executive offices)

                                    001-14614
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

PGS SELLS ITS PETROJARL SHAREHOLDING

AUGUST 23, 2006 OSLO, NORWAY - Petroleum Geo-Services ASA ("PGS" or the "Company") (OSE and NYSE: PGS) announced today that it has sold 6,467,440 shares in Petrojarl ASA for NOK 60 per share. This represents 8.6% of the share capital in Petrojarl ASA. Subsequent to the sale, PGS owns no shares in Petrojarl ASA.

PGS will be further compensated with the difference in the event the buyer in a period of three months after August 23, 2006 acquires Petrojarl shares at a higher price than NOK 60 or sells Petrojarl shares at a higher price than NOK 60.

In conjunction with the agreement to sell the 6,467,440 Petrojarl ASA shares held by PGS, the representatives of the managers in the Petrojarl IPO have given consent to such sale, as required by the lock-up agreement, subject to the buyer assuming the continuing obligations related to this lock-up.

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Petroleum Geo-Services is a focused geophysical company providing a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. The company also possesses the world's most extensive multi-client data library. PGS operates on a worldwide basis with headquarters at Lysaker, Norway.

For more information on Petroleum Geo-Services visit www.pgs.com.

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The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company, which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company's most recent Annual Report on Form 20-F for the year ended December 31, 2005. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

FOR DETAILS, CONTACT:

OLA B0STERUD
Phone +47 6752 6400,
Mobile: +47 90 95 47 43

CHRISTOPHER M0LLERL0KKEN
Phone: +47 6752 6400,
Mobile: +47 90 27 63 55

US INVESTOR SERVICES
Katrina Green
Phone: +1 281 509 8000

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              PETROLEUM GEO-SERVICES ASA
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                                                     (Registrant)

    August 29, 2006                           /s/ CHRISTOPHER MOLLERLOKKEN
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        (Date)                                 Christopher Mollerlokken
                                              Investor Relations Manager